UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-5418

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
SUPERVALU STAR 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SUPERVALU INC.
11840 Valley View Road
Eden Prairie, Minnesota 55344

SUPERVALU STAR 401(k) PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Benefit Plans Committee of SUPERVALU INC.
SUPERVALU STAR 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the SUPERVALU STAR 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.
/s/ KPMG
Minneapolis, Minnesota
June 15, 2010

SUPERVALU STAR 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008
(In thousands)

	2009	2008
ASSETS:
Plan’s interest in Master Trust, at fair value	$5,072,744	$4,220,249
Loans to participants	188,247	178,157
Employer contribution receivable	2,995	3,206

Total assets	5,263,986	4,401,612

LIABILITIES — Administrative expenses payable	(840)	(884)

NET ASSETS AVAILABLE FOR BENEFITS BEFORE ADJUSTMENTS	5,263,146	4,400,728

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	13,122	54,498

NET ASSETS AVAILABLE FOR BENEFITS	$5,276,268	$4,455,226

See accompanying notes to the financial statements.

SUPERVALU STAR 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2009
(In thousands)

ADDITIONS:
Investment income:
Plan’s interest in Master Trust investment income	$819,270
Interest on loans to participants	8,283

Net investment income	827,553

Contributions:
Employer	101,315
Participants’	177,313

Total contributions	278,628

Plan mergers	55,977

Total additions, net of investment income	1,162,158
DEDUCTIONS:
Benefits paid to participants	(334,322)
Administrative expenses	(6,794)

Total deductions	(341,116)

NET INCREASE	821,042

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	4,455,226

End of period	$5,276,268

See accompanying notes to the financial statements.

SUPERVALU STAR 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008 and For the Year Ended December 31, 2009
(In thousands)
1.	Description of Plan

The following description of the SUPERVALU STAR 401(k) Plan, (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was established for eligible full time and part time employees of SUPERVALU INC. and certain subsidiaries (“SUPERVALU” or the “Company”). Plan eligibility begins after 250 hours worked in a 90-day period and the attainment of the age of 21. Employees of collectively bargained units may become eligible and participate in the Plan under alternative eligibility rules.

Plan Mergers

Effective December 31, 2009, the Farm Fresh, Inc. Retirement Savings Plan was merged into the Plan and participant balances in the amount of $55,977 were transferred to equivalent investment options available in the Plan.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, an allocation of the Company’s contributions, and an allocation of Plan earnings, and charged with administrative expenses at a fixed rate. Allocations are based on participant earnings or contributions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct their accounts into one or more of the funds within the SUPERVALU INC. Master Investment Trust held by State Street Corporation, the trustee (“Master Trust”).

Contributions

Upon initial enrollment, employees are automatically enrolled with a 3% employee contribution in the Plan after satisfying the eligibility rules unless the employee specifically notifies SUPERVALU that the employee chooses not to participate or chooses to participate at a different rate. Thereafter, employees must make an election in order to change their contribution percentage. The deferral percentages of participants who were automatically enrolled and have not made an election change will be automatically escalated by 1% per year until they reach 6%. The Plan allows for employee contributions to the Plan of 1% to 50% of their recognized compensation, subject to the limitations by the Internal Revenue Service (“IRS”). Participant contributions up to 6% of their recognized compensation are matched by SUPERVALU at a rate of 100% of the first 4% of compensation and an additional 50% match on the next 2% of compensation. An additional discretionary employer contribution of 0 to 3% of compensation may be made by SUPERVALU. Except in the case of death or retirement after the age of 65, the additional discretionary employer contribution is earned by any participant having worked 1,000 hours during the Plan year and employed on the last day of the Plan year. Employees of collectively bargained units may have alternative matching and Company contribution arrangements.

Vesting

Participant contributions plus actual earnings thereon are immediately vested. For plan years beginning on or after January 1, 2008, all employer contributions plus earnings thereon are vested 100% after two years of employment. Employer contributions plus earnings thereon received for plan years prior to January 1, 2008, including amounts from plans merged into the Plan and credited after January 1, 2008, retained their previous vesting schedules.

Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are secured by the balance in the participant’s account and bear interest at rates equal to the prime rate as published by the Wall Street Journal for the last business day of the calendar month preceding the month in which the loan was granted. Principal and interest are paid through payroll deductions, with the maximum term of five years, except for loans for the purchase of a primary residence which have a maximum term of 10 years. Loan interest rates range from 3.25% to 10.50% as of December 31, 2009. The loans are valued based on amortized cost which approximates fair value using discounted cash flows as of December 31, 2009 and 2008.

SUPERVALU STAR 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008 and For the Year Ended December 31, 2009
(In thousands)
Payment of Benefits

Upon termination of service for any reason or attainment of age 59 1/2, a participant may elect to receive an amount equal to the value of the participant’s vested account. Benefits under the Plan are payable in a lump sum or through installment payments. Participants currently employed by SUPERVALU can withdraw any after-tax contributions and rollover contributions at any time, subject to required federal withholding. Participants may receive an in-service hardship distribution from the vested portion of their balances after receiving approval from the Plan administrator.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of SUPERVALU Common Stock allocated to the participant’s account. Shares of SUPERVALU Common Stock for which participants do not timely return proxy or voting instruction cards shall be voted by the trustee in proportion to the results for those votes returned by participants.

Forfeited Accounts

At December 31, 2009 and 2008, forfeited nonvested accounts totaled $1,336 and $863, respectively. Forfeitures of nonvested amounts are used to restore forfeited accounts of rehired participants. Any remaining amounts are used to reduce the employer contributions or pay Plan expenses. For the year ended December 31, 2009, employer contributions were reduced by $1,336 from forfeited nonvested accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual basis method of accounting in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the Plan’s interest in the Master Trusts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investments Valuation and Income Recognition

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments reported at fair value are categorized using defined hierarchical levels directly related to the amount of subjectivity associated with the inputs to fair value measurements, as follows:
Level 1—Quoted prices in active markets for identical assets or liabilities;

Level 2—Observable inputs other than those included in Level 1 including quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets;

Level 3—Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liabilities.
The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. If available, quoted market prices are used to value the underlying investments of the Master Trust. In instances where quoted market prices are not available, the fair values of certain underlying investments of the Master Trust are estimated primarily by independent investment brokerage firms, the trustee and insurance companies. Where applicable, as a practical expedient, the fair values of certain underlying investments of the Master Trust are at the net asset value per share (“NAV”), which is based on the value of the underlying securities owned by the fund and divided by the number of shares outstanding. See Note 3, Plan’s Interest in Master Trust.

SUPERVALU STAR 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008 and For the Year Ended December 31, 2009
(In thousands)
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses are generally paid by the Plan, except to the extent that SUPERVALU, at its discretion, directly pays for certain expenses.

Risks and Uncertainties

The Master Trust invests in various investment options. These investment options are exposed to various risks, such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Plan’s Interest in Master Trust

The Plan’s interest in the Master Trust represents more than 5% of the Plan’s net assets as of December 31, 2009 and 2008.

Under the terms of the trust agreement, the trustee manages the investments on behalf of the Plan together with the investments that are held for other plans sponsored by SUPERVALU in the Master Trust.

SUPERVALU STAR 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008 and For the Year Ended December 31, 2009
(In thousands)
At December 31, 2009 and 2008, the Plan’s interest in the net assets of Master Trust was 79%. As of December 31, 2009 and 2008, fair values of investments in the Master Trust are as follows:

	2009	2008
Investments at fair value:
Common stock:
U.S. small-cap and mid-cap stock	$406,828	$359,901
U.S. large-cap stock	602,401	415,288
International stock	370,887	260,665

Total common stock	1,380,116	1,035,854

Common collective trusts — equity	2,525,993	1,984,919
Common collective trusts — fixed income	448,322	304,972
Corporate bonds	332,344	328,601
Government securities	271,398	451,825
Mortgage backed securities	132,396	180,009
Private equity	31,723	13,650
Mutual funds	198,877	146,685
Guaranteed investment contracts	1,117,275	1,092,335
Other	161,665	70,672

Total investments	6,600,109	5,609,522

Net payable for securities purchased	(1,795)	(242,948)

Net assets at fair value	6,598,314	5,366,574

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	13,326	54,502

Net assets at contract value	$6,611,640	$5,421,076

SUPERVALU STAR 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008 and For the Year Ended December 31, 2009
(In thousands)
Investment income for the Master Trust for the year ended December 31, 2009 is as follows:

2009
Investment income:
Net appreciation in fair value of investments:
Common stock:
U.S. small-cap and mid-cap stock	$75,211
U.S. large-cap stock	156,435
International stock	106,498

Total common stock	338,144

Common collective trusts — equity	502,086
Common collective trusts — fixed income	72,543
Corporate bonds	44,916
Government securities	6,571
Mortgage backed securities	29,622
Private equity	1,461
Mutual funds	3,046
Guaranteed investment contracts	11,606
Other	44,287

1,054,282
Dividends	28,252
Interest	51,162

Net investment income	$1,133,696

Guaranteed Investment Contracts
The Master Trust contains direct investments in a traditional guaranteed investment contract (“GIC”) and synthetic GICs (“SGICs”) (collectively the “Stable Value Fund”) managed by Ameriprise Trust Company (“Ameriprise”) and Fidelity Investments with Ameriprise acting as the global wrap manager, which are presented at fair value at December 31, 2009 and 2008, as shown on the previous page. In determining the Net Assets Available for Benefits at December 31, 2009 and 2008, the Stable Value Fund is recorded at its contract value of $1,130,601 and $1,146,837 respectively, which is equal to principal balance plus accrued interest. An investment contract such as those comprising the Stable Value Fund is generally valued at contract value, rather than fair value, to the extent it is fully benefit responsive. In addition, the Master Trust holds a series of wrap guarantee agreements with insurance companies that can be utilized in the event the issuer of the GICs or SGICs falls below certain credit rating criteria or fails to meet benefit obligations per the terms of the contract.
Contract value, as reported to the Plan by State Street Bank, represents contributions made under the contract, less losses and participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed and reset on a quarterly basis. The crediting interest rate at December 31, 2009 and 2008 was 2.64% and 4.71%, respectively. The average yield at December 31, 2009 and 2008 was 2.90% and 4.75%, respectively.
Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe

SUPERVALU STAR 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008 and For the Year Ended December 31, 2009
(In thousands)
that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The Stable Value Fund does not permit the insurance company wrap providers to terminate the agreement except under certain circumstances per the terms of the agreement. The insurance company and the Plan may terminate the agreement upon 30 days notice. The SGICs within the Stable Value Fund are placed with financial institutions whose Standard & Poor’s credit rating is A+ or higher.
Fair Value Measurements
The following is a description of the valuation methodologies used for investments measured at fair value in the Master Trust:
Common stock— Valued at the closing price reported in the active market in which the individual securities are traded.
Common collective trusts—Valued at NAV.
Corporate bonds— Valued based on yields currently available on comparable securities of issuers with similar credit ratings.
Government securities— Certain government securities are valued at the closing price reported in the active market in which the security is traded. Other government securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings.
Mortgage backed securities— Valued based on yields currently available on comparable securities of issuers with similar credit ratings.
Private equity — Valued using closing prices of comparable securities with similar terms or based on acquisition cost and adjusted annually based on audited financial statements.
Mutual funds— Certain mutual funds are valued at the closing price reported in the active market in which the individual securities are traded. Other mutual funds are valued at NAV.
Guaranteed investment contract— Valued by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.
Other— Valued under an approach that maximizes observable inputs, such as gathering consensus data from the market participant’s best estimate of mid-market or NAV for actual trades or positions held or owed.

SUPERVALU STAR 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008 and For the Year Ended December 31, 2009
(In thousands)
The following sets forth by classification within the fair value hierarchy the Master Trust investments at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Common stock:
U.S. small-cap and mid-cap stock	$406,828	$—	$—	$406,828
U.S. large-cap stock	602,401	—	—	602,401
International stock	370,887	—	—	370,887

Total common stock	1,380,116	—	—	1,380,116

Common collective trusts — equity	—	2,525,993	—	2,525,993
Common collective trusts — fixed income	—	448,322	—	448,322
Corporate bonds	—	332,344	—	332,344
Government securities	99,669	171,729	—	271,398
Mortgage backed securities	—	132,396	—	132,396
Private equity	—	—	31,723	31,723
Mutual funds	178,105	20,772	—	198,877
Guaranteed investment contracts	—	1,117,275	—	1,117,275
Other	—	159,870	—	159,870

Total net assets at fair value	$1,657,890	$4,908,701	$31,723	$6,598,314

The following sets forth by classification within the fair value hierarchy the Master Trust investments at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Common stock:
U.S. small-cap and mid-cap stock	$358,697	$1,204	$—	$359,901
U.S. large-cap stock	415,288	—	—	415,288
International stock	260,254	411	—	260,665

Total common stock	1,034,239	1,615	—	1,035,854

Common collective trusts — equity	—	1,984,919	—	1,984,919
Common collective trusts — fixed income	—	304,972	—	304,972
Corporate bonds	4,565	324,036	—	328,601
Government securities	29,555	422,270	—	451,825
Mortgage backed securities	—	180,009	—	180,009
Private equity	—	—	13,650	13,650
Mutual funds	130,303	16,382	—	146,685
Guaranteed investment contracts	—	1,092,335	—	1,092,335
Other	(7,611)	(164,665)	—	(172,276)

Total net assets at fair value	$1,191,051	$4,161,873	$13,650	$5,366,574

SUPERVALU STAR 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008 and For the Year Ended December 31, 2009
(In thousands)
The following is a summary of changes in the fair value for the Master Trust level 3 investments for the year ended December 31, 2009:

Level 3
Private Equity
Beginning balance	$13,650
Realized gains	—
Unrealized gains relating to instruments still held at the reporting date	289
Purchases, sales, issuances and settlements (net)	17,784

Ending balance	$31,723

Derivative Instruments
The Master Trust holds a variety of investments, including certain derivative instruments. Investment managers are generally permitted to use derivative instruments including swaps, options, futures, and forward contracts to manage portfolio risks (e.g., interest rate and credit risks and foreign currency exposures). Derivatives may also be used to enhance portfolio returns and to mimic the investment performance of broad market benchmarks. Investment managers are prohibited from using derivative securities that leverage the portfolio.
The Master Trust holds To-Be-Announced (“TBA”) government agency mortgage forward contracts that require the Master Trust to take delivery of a government agency mortgage-backed security at a settlement date in the future. A majority of the TBAs are settled at the first available period allowed under the contract. However, the deliveries of some of the Master Trust’s TBA securities happen at a later date, thus extending the forward contract date. These securities are reported at fair value with the changes in fair value reported in net unrealized gains and losses.
The following is a summary of the fair value of the derivative instruments for the Master Trust categorized by risk exposure at December 31, 2009:

	Interest	Foreign
	Rate	Exchange	Credit	Equity	Other
	Contracts	Contracts	Contracts	Contracts	Contracts	Total
Asset-value Derivatives:
Swaps	$5,286	$—	$932	$7,015	$—	$13,233
Forward Contracts	—	2,399	—	—	—	2,399
Other	1,664	4	—	—	1,542	3,210

	$6,950	$2,403	$932	$7,015	$1,542	$18,842

Liability-value Derivatives:
Swaps	$(954)	$—	$(1,142)	$(1,599)	$—	$(3,695)
Forward Contracts	—	(1,901)	—	—	(91,161)	(93,062)
Other	(3,299)	(2)	—	—	(970)	(4,271)

	$(4,253)	$(1,903)	$(1,142)	$(1,599)	$(92,131)	$(101,028)

SUPERVALU STAR 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008 and For the Year Ended December 31, 2009
(In thousands)
The following is a summary of the net change in appreciation (depreciation) in fair value of the derivative instruments for the Master Trust categorized by risk exposure for the year-ended December 31, 2009:

	Interest	Foreign
	Rate	Exchange	Credit	Equity	Other
	Contracts	Contracts	Contracts	Contracts	Contracts	Total
Swaps	$5,646	$—	$2,626	$32,589	$—	$40,861
Forward Contracts	—	2,512	—	—	4,306	6,818
Other	(219)	10	—	—	11,123	10,914

	$5,427	$2,522	$2,626	$32,589	$15,429	$58,593

4.	Plan Termination

Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

5.	Federal Income Tax Status

The IRS has determined and informed the Company by letter dated May 8, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	Related-Party Transactions

Certain investments in the Master Trust are shares of mutual funds managed by the trustee. Transactions with the trustee qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7.	Reconciliation of the Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$5,276,268	$4,455,226
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(13,122)	(54,498)

Net assets available for benefits per Form 5500	$5,263,146	$4,400,728

SUPERVALU STAR 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008 and For the Year Ended December 31, 2009
(In thousands)
The following is a reconciliation of investment income per the financial statements to Form 5500 for the year ended December 31, 2009:

Net Investment income per the financial statements	$827,553
Less: Net adjustment from contract value to fair value for fully benefit-responsive investment contracts — current year	(13,122)
Add: Net adjustment from contract value to fair value for fully benefit-responsive investment contracts — prior year	54,498

Investment income per Form 5500	$786,177

     Net assets available for benefits are reported at contract value in the financial statements and at fair value in the Form 5500.

SUPERVALU STAR 401(K) PLAN
FORM 5500, SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009
(In thousands)

Identity of	Description of Investment, Including Maturity
Issuer, Borrower,	Date, Rate of Interest, Collateral, Par or Maturity
Lessor or Similar Party	Value	Cost	Current Value
*Loans to Participants	22,324 Loans to Participants (maturing 2010 to 2019) at interest rates of 3.25% to 10.50%	**	188,247

*	Party — in — interest

**	Cost of asset information is not required and, therefore, is not included.
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the SUPERVALU STAR 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SUPERVALU STAR 401(k) Plan
DATE: June 15, 2010	By:	SUPERVALU INC., the plan administrator

	By:	/s/ Sherry M. Smith
Sherry M. Smith
Senior Vice President, Finance